UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-38591

PDD Holdings Inc.

First Floor, 25 St Stephen’s Green,

Dublin 2, D02 XF99

Ireland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Appointment of Co-Chief Executive Officer and Executive Director

On April 4, 2023, PDD Holdings Inc. (the “Company”) announced that its board of directors (the “Board”) has appointed Mr. Jiazhen Zhao as Co-Chief Executive Officer, and also has elected Mr. Zhao as an executive director of the Company, effective immediately.

Mr. Zhao is a founding member of the Company and has served as Senior Vice President since 2018. Mr. Zhao has held several leadership roles across the Company. He started the Company’s Duo Duo Grocery business and led the operations of a few key product categories in the Pinduoduo platform, including agriculture. He also led the Company’s supply chain efforts. Mr. Zhao received his bachelor’s degree in e-commerce management from South China University of Technology.

“Jiazhen and I have established deep trust after working together for many years,” said Mr. Lei Chen, Chairman of the Board and Co-Chief Executive Officer of the Company. “His new leadership role reflects that our team is full of vitality and our next generation of leaders are ready to take on more challenges. In the future, Jiazhen will concentrate more on supply chain management and China operations, while my focus will be more on globalization efforts.”

“I am honored that our Board has put its trust in me,” said Mr. Jiazhen Zhao, Executive Director and Co-Chief Executive Officer of the Company. “I will continue to work closely with Lei, and adhere to our principles of ‘Benefit All’, ‘People First’, and ‘More Open’ to create value for consumers, our ecosystem partners, and the society.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PDD HOLDINGS INC.

	By	:	/s/ Lei Chen
	Name	:	Lei Chen
	Title	:	Chairman of the Board of Directors and Co-Chief Executive Officer

Date: April 4, 2023